JPMORGAN TRUST I

270 Park Avenue

NEW YORK, NEW YORK 10017

VIA EDGAR

October 24, 2011

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust I (“Trust”);

File Nos. 333-103022; 811-21295 – Post-Effective Amendment No.170

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on October 12, 2011 with respect to the registration statement for the Global Focus Fund (the “Fund”). Our responses to your comments are set forth below. Except as indicated below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the 1933 Act, which will be automatically effective on October 27, 2011 pursuant to the Rule.

GLOBAL COMMENTS – ALL FUNDS

Fees and Expenses of the Fund

1.	Comment: Please confirm that the date listed in the example is correct.

Response: In response to this comment, we will update the date listed.

2.	Comment: Please delete the parenthetical “under $1 million” from the Maximum Deferred Sales Charge (Load) line item.

Response: Absent this disclosure in the fee tables, potential investors may not understand that certain purchases of Class A Shares are subject to a contingent deferred sales change (“CDSC”). We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in a Fund. The “(under $1 million)” language in the fee table alerts shareholders to an important exception to the general fact that Class A Shares lack a CDSC and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we are retaining the “under $ 1 million” in the disclosure.

Main Investment Strategies

3.	Comment: Please add disclosure stating the market capitalizations in which the Fund may invest.

Response: The requested disclosure will be added.

Main Risks

4.	Comment: Please change derivatives risk to be specific to the Fund as required by the guidance with respect to derivatives provided by the staff of the SEC to the Investment Company Institute in a letter dated July 30, 2010 (“Derivatives Letter”).

Response: We believe that the disclosure appropriately identifies the main risks associated with the Fund’s use of derivatives and complies with the requirements of Form N-1A.

5.	Comment: Please consider whether it will remain appropriate to continue to include “Portfolio Turnover Risk” based on the Fund’s change in strategy.

Response: Based on the change in strategy, we believe that it remains appropriate to continue to include this risk factor at this time. We plan to continue to consider its appropriateness in future annual updates.

In connection with your review of the Fund’s Post-Effective Amendment No. 170 filed by the Trust on August 25, 2010, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the

Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0472.

Sincerely,

/s/ Gregory S. Samuels
Gregory S. Samuels Assistant Secretary

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